               Filed by NorthPoint Communications Group, Inc.
                  Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                  Subject Company: NorthPoint Communications Group, Inc. Commission File No. 000-29828

THE FOLLOWING DOCUMENT WAS DISTRIBUTED TO PARTICIPANTS AT AN ANALYST CONFERENCE ON AUGUST 14, 2000 AND WAS DISSEMINATED TO EMPLOYEES OF
NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING
ON AUGUST 10, 2000:
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Verizon                             [arrow        NorthPoint
                                     pointing
 . $800 million in cash +             down]        . DSL assets and operations
  Their DSL operations today:                       which includes:

  . 220,000 lines                                   . 62,000 lines

  . 1,400 employees                                 . 1,200 employees

  . 1,760 operational central offices               . 1,505 operational central
                                                      offices
  . Their wholesale DSL business including collocation space, DSLAMs, ATM switches, routers, etc.


                      The New NorthPoint

                          Pro forma at year end 2000,
                          the new NorthPoint is expected to have...

                          . Over 600,000 lines

                          . More than 3,000 central offices

                          . Estimated revenues of $350 million

                          . 163 MSA

                          . 63 millions homes and business passed


Terms of the Deal                                                    Valuation

 . Merger of DSL operations              . VZ contributes more than just
                                          $800 million in cash
 . 55% owned by Verizon, 45% by
  NorthPoint shareholders               . Revenue Multiple basis

 . Formation of "New" NorthPoint         . Multiple 15-20 times

 . Maintain NorthPoint name, brand       . Pro forma revenues is expected to be
  and listing                             in excess of $350 million at YE 2000

 . Independent board                     . Plus the $800 million in cash

 . Led by existing NorthPoint            . Plus the value of the Verizon DSL
  management                              business (over $500 million)

                                        . Shares outstanding after closing
                                          310 million

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Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995: The statements contained in this release whiHBauerFinancial Printing GroupSafe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net